UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A
(Amendment No. 1)

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2025

G. Willi-Food International Ltd.
(Translation of registrant’s name into English)

4 Nahal Harif St., Yavne, Israel 81106
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Attached as Exhibit 99.1 is a notice (the “Notice to Shareholders”) to the Company’s shareholders correcting a typographical error in the Proxy Statement for the Special General Meeting of Shareholders scheduled for February 27, 2025 at 4:00 p.m. Israel time.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-266312).

Exhibit Index

Exhibit No.	Description
99.1	Notice to Shareholders

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G. Willi-Food International Ltd.

By: /s/ Yitschak Barabi
Name: Yitschak Barabi
Title: Chief Financial Officer
Date: January 27, 2025